UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM N-8A
NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940
     The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:
Name:
     Partners Group Private Equity (Institutional), LLC
Address of Principal Business Office (No. & Street, City, State, Zip Code):
450 Lexington Avenue, 39th Floor
New York, NY 10017
Telephone Number (including area code):
(212) 763-4700
Name and address of agent for service of process:
Brooks Lindberg
Partners Group Private Equity (Institutional), LLC
450 Lexington Avenue, 39th Floor
New York, NY 10017
with a copy to:
Michael P. Malloy, Esquire
Drinker Biddle & Reath LLP
One Logan Square
18th & Cherry Streets
Philadelphia, PA 19103-6996
Check Appropriate Box:
Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

☑ Yes	☐ No

SIGNATURES
          Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and State of New York, as of the 7th day of October, 2008.

Partners Group Private Equity (Institutional), LLC
By:	/s/ Scott Higbee
	Name:	Scott Higbee
	Title:	President

By:	/s/ Brooks Lindberg
	Name:	Brooks Lindberg
	Title:	CFO